SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Admendment No. 22)
Under the Securities and Exchange Act of 1934

 Salomon Brothers Municipal Partners Fund, Inc.
(MNP)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

794916106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Salomon Brothers Municipal Partners Fund, Inc.
		Salomon Brothers Asset Management .
		125 Broad Street
		10th Floor, MF-2
		New York, New York 10004
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MNP
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MNP fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 8, 2000.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 310,090 shares, which represents 5.39 % of the outstanding Shares.  George Karpus presently owns 9,500 shares purchased on April 16, 2001 at $12.50 (10,000 shares) and April 11, 2003 at $13.33 (5,000 shares). He sold on Janaury 20
& 25 at $13.81 (200 shares), February 10 at $13.96 (50 shares) , and
February 18 at $ 13.69 (200 shares), June 22, 2005 at $ 13.89 (250 shares),
June 27 & 28 at $ 13.89 ( 150 shares), June 28 at $ 13.87 (100 shares),
June 29 at $ 13.83 and $ 13.84 ( 200 shares), June 29 & 30 at  $13.89 & $
$ 13.88  (750 shares), and June  29 & 30 at $ 13.87 & $ 13.94  ( 500 shares), July 5, 2005 at $13.87 (300 shares), July 6 & 7 at $ 13.89 ( 900 shares), July 7 at $13.85 & $13.86 (300 shares),  July 7 & 8 at $13.88 &
$13.89 (500 shares), July 11 & 12 at $13.87 & $13.88 (300 shares), July
13 & 14 at $13.87 & $13.88 (600 shares), and July 18 at $13.91 (100 shares) .None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 8, 2000 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
6/3/2005
-4000
13.70

7/5/2005
-6800
13.87
6/16/2005
-3800
13.51

7/6/2005
-18200
13.89
6/22/2005
-5700
13.89

7/7/2005
-18300
13.88
6/27/2005
-500
13.89

7/8/2005
-2400
13.89
6/28/2005
-3300
13.88

7/11/2005
-3200
13.88
6/29/2005
-24500
13.88

7/12/2005
-2600
13.87
6/30/2005
-3800
13.93

7/13/2005
-11600
13.87




7/14/2005
-1800
13.88




7/18/2005
-1000
13.91
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of MNP
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.





August 8, 2005           By:______________________________________________
      Date				                  Signature
			Sharon L. Thornton Senior Fixed Income Analyst/Portfolio Mgr
                        Name/Title





					VIA OVERNIGHT, FAX, CERTIFIED MAIL
August 4, 2005

Robert I. Frenkel, Esq.
Salomon Bros Municipal Partner
Secretary & Chief Legal Officer
300 First Stamford Place ? 4th Floor
Stamford, CT  06902

Dear Mr. Frenkel:

 Karpus Management, Inc. d/b/a Karpus Investment Management (KIM), is the beneficial owner as of July 31, 2005, of 310,090 shares of the common stock of Salomon Brothers Municipal Partners Fund (MNP) (the Fund) (approximately 5.386% of the outstanding common shares) as attested by Schedule 13D/A filings with the Securities and Exchange Commission
 We have been the beneficial owner of the shares valued at more than $2,000 for more than one year and expect to continue ownership through the date of the Fund?s next shareholder meeting. KIM?s first purchase of shares began on December 8, 2000. All such purchases have been made in the open market.

 Pursuant to Rule 14-28(b) (2) (ii) of the Securities Exchange Act of 1934, we
 (KIM) are hereby submitting the following proposal and supporting statement for inclusion in any and all proxy materials at the next meeting of shareholders. Attached is our Schedule 13D as electronically filed with the Securities and Exchange Commission.

PROPOSAL

KIM proposes that the Fund conduct a tender offer for up to 25% of the outstanding shares of the Fund at net asset value to be voted on at the next meeting of shareholders. Should the Board of Directors recommend to shareholders that a new advisory agreement be ratified, we propose the tender offer for shares at net asset value be increased to include all shares that did not vote ?for? the new investment advisory contract. This would include all abstentions and broker non-votes.

SUPPORTING STATEMENT

According to the original prospectus, the Board of Directors, in consultation with the Investment Manager and the Investment Advisor, will review on an annual basis the possibility of further open market repurchases and/or tender offers for the common stock

The Fund manager has provided exceptional net asset performance to shareholders but has yet to close the discount to net asset value.
Net asset performance from June 30, 2004 through June 30, 2005 has been 9.19% verses Morningstar Intermediate Municipal Fund return of 5.49% and Lehman 7 Year Municipal Index return of
 5.91%.  Yet the Fund continues to trade at a discount to net asset value!


KIM believes the current Fund Management and Board of Directors of MNP have not taken adequate measures to close this discount. For the time period of June 30, 2004 through June 30, 2005 MNP traded at an average discount of 11.97%. MNP has traded at a significant discount to NAV since the end of 1994, over 10 years. What steps have been taken to close this discount?

The original prospectus stated ?If, at any time after the second year following the offering, the Common Stock publicly trades for a substantial
 l period of time at a substantial discount from the NAV, the Board of Directors will consider at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending to shareholders the conversion of the Fund to an open
 -end investment company?.   This clearly dictates the original intent not to
 allow the fund to trade at significant discounts, protecting investor?s economic interest in the Fund. Why has the Board ignored this intent to the detriment of shareholders? Every shareholder that has sold shares in the last 10 + years in the market place received less for their shares than they were entitled to. We believe the Board has breeched their fiduciary responsibilities to these shareholders that sold at prices below NAV.

Additionally, MNP is plagued by low trading volume. From June 30, 2004 through June 30, 2005 average daily trading volume has been 8,905 shares.
Large shareholders who do not agree with the possible changes in the fund management contract and who may wish to liquidate their position could severely depress the Fund?s market price because of persistently low volume. Dissenters deciding to sell their shares could cause the discount to NAV to widen harming both existing shareholders and sellers. Dissenters have rights under the law that may provide net asset value for their shares.

It is the fiduciary duty of the Board of Directors to allow Fund shareholders the ability to receive economic benefits from any management transition.
Any merger to, or with, an open-end fund should benefit all shareholders and could create economies of scale that would reduce the expense ratio.

Should the Board decide to open-end the Fund or to merge the Fund with another open-end fund our proposal for tender would be withdrawn.

END OF PROPOSAL

Very truly yours,
Sharon L. Thornton
Senior Fixed Income Analyst/Portfolio Mgr.